Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE RESTATED CERTIFICATE OF

INCORPORATION OF ENLIVEN THERAPEUTICS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Enliven Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

1.

The name of the Corporation is Enliven Therapeutics, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 26, 2016 under the name IMARA Inc.

2.

This Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the applicable provisions of Section 242 of the Delaware General Corporation Law of the State of Delaware, by the Board of Directors and the stockholders of the Corporation.

3.	The first three paragraphs of Article FOURTH of the Corporation’s certificate of incorporation are hereby amended and restated in their entirety to read as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 210,000,000 shares, consisting of

(i)	200,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”) and

(ii)	10,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation on June 9, 2026.

By:	/s/ Richard Fair
Richard Fair, President and Chief Executive Officer